                                                                 PHILIP E. RUBEN
                                                                  (847) 784-2176
                                                              PRUBEN@LPLEGAL.COM
                                                                  CHICAGO OFFICE

November 16, 2004

VIA FACSIMILE:  (202) 942-9648
------------------------------

Securities and Exchange Commission
Division of Corporation Finance
Judicial Plaza
450 Fifth Street
Washington, D.C. 20549-0404

Attention:        David Ritenour
                  Special Counsel

RE:      VOYAGER ONE, INC.
         FORM SB-2, FILED ON AUGUST 26, 2004

Dear Mr. Ritenour:

On behalf of our client, Voyager One, Inc. ("Voyager" or the "Company"), we anticipate filing later this week under the Securities Act of 1933, as amended (the "Securities Act"), a revised Form SB-2. The revised Form SB-2 will be filed for the purpose of responding to comments contained in a letter from the Securities and Exchange Commission dated September 24, 2004.

In the hope of expediting the process of responding to the staff's comments, we have set forth below our responses to the staff's letter, including, wherever feasible, the text of revisions and additions to the SB-2. For ease of reference, we have included below the text of the staff's letter, and our responses are structured to correspond to the comment numbers from that letter. The Company has requested that we respond as follows to the staff's comments:

FORM SB-2
---------

GENERAL

1. IN THE EVENT OF A DELAY IN EFFECTIVENESS, REVISE THE FILING TO PROVIDE UPDATED FINANCIAL STATEMENTS AS REQUIRED BY ITEM 310 (G) OF REGULATIONS S-B.

                  With this amendment, we have included financial statements at and for the period ended September 30, 2004.

2. PROVIDE A CURRENTLY DATED AND SIGNED CONSENT OF THE INDEPENDENT ACCOUNTANTS IN THE AMENDMENT.

                  The consent has been included with this amendment.

3. PLEASE TELL US WHY THE INFORMATION STATEMENT FILED IN FEBRUARY 2004 CONCERNING THE INCREASE IN THE NUMBER OF AUTHORIZED SHARES DID NOT DISCUSS THE ACQUISITION OF SILICON FILM TECHNOLOGIES.

                  Voyager One had sufficient shares of capital stock available in order to acquire Silicon Film Technologies. Later, the majority shareholders determined that the authorized capital

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SECURITIES AND EXCHANGE COMMISSION
November 16, 2004
Page 2

                  needs of the company were greater than what was available. The majority shareholders and the company's board of directors did not view the increase in the authorized capital as connected to the acquisition of Silicon Film.

PROSPECTUS COVERAGE PAGE
------------------------

4. SOME OF THE DISCLOSURES ON THE COVER PAGE, SUCH AS THE REFERENCES TO THE SHARES BEING OFFERED FOR SALE ON A "BEST EFFORTS" BASIS, THE LACK OF A MINIMUM PURCHASE REQUIREMENT, AND THE TERMINATION OF THE OFFERING AFTER 24 MONTHS, SEEM UNUSUAL GIVEN THAT YOU APPEAR TO BE ONLY REGISTERING SHARES FOR RESALE BY SELLING STOCKHOLDERS WITHOUT THE USE OF AN UNDERWRITER OR PLACEMENT AGENT. PLEASE REVISE OR ADVISE.

                  These statements have been eliminated from the registration statement.

5. PLEASE DISCLOSE HERE AND IN YOUR PLAN OF DISTRIBUTION SECTION THAT THE SELLING SHAREHOLDERS WILL SELL AT A FIXED PRICE PER SHARE UNTIL YOUR SHARES ARE QUOTED ON THE OTC BULLETIN BOARD (OR OTHER SPECIFIED MARKET) AND THEREAFTER AT PREVAILING MARKET PRICES OR PRIVATELY NEGOTIATED PRICES. PLEASE ALSO IDENTIFY THE FIXED PRICE AT WHICH THE SELLING SHAREHOLDERS WILL SELL UNTIL A TRADING MARKET IS ESTABLISHED.

                  We have revised the prospectus cover page and page 22 to add the following disclosure: "The selling stockholders will not sell any shares registered by this registration statement until our shares are quoted on the Over-the-Counter Bulletin Board."

PROSPECTUS SUMMARY
------------------

6. WE NOTE THE DISCLOSURES ABOUT YOUR FUTURE GROWTH THAT APPEAR IN THE LAST SENTENCE OF THE FIRST PARAGRAPH OF THIS SECTION AS WELL AS OTHER SECTIONS OF THE PROSPECTUS, INCLUDING THE FIFTH PARAGRAPH ON PAGE 20 AND THE FOURTH PARAGRAPH ON PAGE 23. CLARIFY THE BASIS FOR YOUR EXPECTATIONS OF GROWTH WHEN YOU APPEAR TO ONLY HAVE A PROTOTYPE OF A PRODUCT, NO REVENUES, NO SALES TEAM AND WHEN SUBSTANTIAL DOUBT EXISTS ABOUT YOUR ABILITY TO CONTINUE AS A GOING CONCERN.

                  We have revised pages 1 and 2 to add the following disclosures:

                  "While we only have a prototype of the product we expect to commercialize, we expect to grow. Our growth expectations are based on the marketing and research and development which began with the first generation product of our electronic film system, the "EFS-1", and continues with our prototype for the second generation, the "EFS-4." Our predecessor's EFS-1 was the winner of the Photo Marketing Association-DIMA section's "Innovative Digital Product Award" in 2001. The EFS-1 was also featured in numerous magazines and at trade shows. The feedback from photographers was positive. We believe recognition of our technology and continuing improvements support our expectations of growth. We have not, however, generated any revenues to date and had a net loss of almost $1.9 million during the nine months ended September 30, 2004.

                  "Notwithstanding our auditor's expression of doubt about our ability to operate as a going concern (see "Going Concern," below), as well as the fact that we have no current revenues, we believe we will continue to operate and that our product will be marketable. Our beliefs regarding our ability to continue and grow operations are based in part on our target market demographics. The installed base of owners of 35mm SLR cameras represent a significant market segment. In 2003, 61 million U.S. households owned a 35mm camera, and 23 million U.S. households owned a 35mm SLR camera according to the 2004 Photo Marketing Association U.S. Consumer Photo Buying Report. From a review of the data, we estimate the installed base of 35mm SLR units worldwide is between 60 to 80 million. Estimated future sales also signify a growth in the installed base. A 2002 study by Imerge Consulting Group, LLC, forecasts
                  1.2 million new 35mm SLR units will be sold in North America

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SECURITIES AND EXCHANGE COMMISSION
November 16, 2004
Page 3

                  in 2004, and almost 1.3 million units will be sold in 2005. According to the Imerge study, worldwide sales were forecast at almost 2.9 million units to be sold in 2004 and 3 million units to be sold in 2005.

                  "We do not yet have (or need) a significant sales staff, although we currently consult with one person focused on business development and sales. With an estimated 3 million 35mm SLRs entering the market each year, we also believe opportunities for co-branding and bundling exist. Our prices are expected to be competitive with add-on accessories such as lenses and high-end flash attachments.

                  "Conventional point and shoot camera sales have declined substantially, with digital point and shoot cameras taking up their market share, but 35mm SLR sales have held firm and have actually showed slight increases each year. Moreover, we believe the value of the EFS to 35mm SLR owners is to provide them with the benefits of digital imaging as a convenient option at a competitive cost without forcing them to give up the use of their cameras, lenses, and photo accessories which they are accustomed to using and for which they may have invested considerable expense.

                  "In fact, a similar digital solution from a major camera and lens manufacturer supports our expectations. Leica Camera AG of Solms, Germany, debuted their Leica Digital-Modul-R at the September 2004 Photokina trade show. Their digital module is in the form of a `camera back' and according to www.dpreview.com, the retail price is 4,500 euros (approximately US $5,500). Leica's digital module attaches to only two existing models of its analog SLR cameras and allows the user the choice between film and digital photography. Our electronic film system is expected to fit virtually all brands of 35mm SLR cameras and is expected to retail at a substantially lower price."

7. PLEASE REVISE TO DISCLOSE IN THE SUMMARY THAT YOU HAVE NOT GENERATED ANY REVENUES TO DATE AND HAD A NET LOSS OF IN EXCESS OF $1.2 MILLION DURING THE SIX MONTHS ENDED JUNE 30, 2004.

                  In the third paragraph under the caption "Overview," page 1, we have added the following disclosure: "We have not, however, generated any revenues to date and had a net loss of almost $1.9 million during the nine months ended September 30, 2004."

8.       PLEASE REVISE TO DISCLOSE THE STATUS OF DEVELOPMENT OF EACH OF YOUR
         PRODUCTS.

                  We have revised page 1 to add the following disclosure. "In May 2004, the first prototype was developed of the four mega-pixel version of the EFS. This prototype, which was functional but was not built to a commercially feasible form or size, was developed primarily as a demonstration device and to use as a hardware and software development platform. This platform has allowed our engineers to prototype a new circuit for improving the electronic system needed to develop the new generation product. Development of this prototype continues. We are preparing detailed circuit schematics and mechanical design drawings specifications. We are developing a final form factor product for testing in the fourth quarter of fiscal year 2004."

9. PLEASE EXPAND THE APPROPRIATE SECTION TO DISCUSS HOW YOU DETERMINED THE NUMBER OF SHARES OF YOUR STOCK TO BE ISSUED IN CONNECTION WITH THE SILICON FILM TECHNOLOGIES ACQUISITION.

                  We have revised page 2 to expand on how the number of shares of stock were issued in connection with the Silicon Film Technologies acquisition.

                  "In discussions between Silicon Film Technologies, Inc. and Voyager One, it was negotiated that the current shareholders of Voyager One (at that time, a public shell company) would retain eight percent (8%) of our company after the acquisition.

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SECURITIES AND EXCHANGE COMMISSION
November 16, 2004
Page 4

                  "At the closing of the share exchange transaction, Voyager One had 9,222,400 authorized, but not issued, common shares and 5,000,000 authorized, but not issued, preferred shares. Silicon Film Technologies, Inc. had 68,779,200 Class A common shares issued and outstanding and 5,000,000 Class B common shares issued and outstanding.

                  "Overall, the shareholders of Silicon Film Technologies, Inc. acquired 92.22% of all the issued and outstanding common and preferred stock in our company"

THE OFFERING
------------

10. PLEASE TELL US HOW YOU DETERMINED THE NUMBER OF SHARES TO REGISTER FOR RESALE ON BEHALF OF CORNELL CAPITAL PARTNERS AND TREY RESOURCES.

                  Cornell Capital requested five times coverage. The debentures issued to date total $525,000 with an additional $575,000 to be issued to Cornell Capital pursuant to the Securities Purchase Agreement. The debentures are convertible at the holder's option any time up to maturity at a conversion price equal to the lower of (i) 150% of the lowest closing bid price of the common stock as submitted by a market maker and approved by the NASD or (ii) 50% of the lowest closing bid price of the common stock for the five trading days immediately preceding the conversion date. Assuming a conversion price of $2.50, the $1,100,000 debentures, if converted into stock at 50% of the conversion price, equals 880,000 shares. Multiplying 880,000 shares by 5 equals 4,400,000 shares. Cornell Capital sold one half of the debentures to Trey Resources and have indicated an intention to sell one half of the remaining debentures to them. One half of 4,400,000 equal 2,200,000 shares to be registered for each entity.

11. PLEASE TELL US THE STATUS OF THE APPLICATION FOR QUOTATION ON THE OVER-THE-COUNTER BULLETIN BOARD.

                  We have been advised by our market maker, Newbridge Securities Corporation, a registered broker-dealer, that our application for quotation on the Over-the Counter Bulletin Board has been put on hold pending the completion by the SEC of its comments to this registration statement on Form SB-2. Once it has been declared effective, we have been advised that the approval process will proceed. Accordingly, we have added the following disclosure at the end of the paragraph that follows the caption "TRADING MARKET" on page 3: "The application for trading on the Over-the-Counter Bulletin Board will not be accepted, if at all, until the Securities and Exchange Commission has declared the registration statement accompanying this prospectus effective."

12. PLEASE CLARIFY WHICH TABLE YOU ARE REFERRING TO IN NOTE (1) THAT APPEARS AT THE BOTTOM OF PAGE 2

                  In response to the staff's comment, we eliminated this item as a footnote and moved it as an explanatory parenthetical next to the caption "COMMON STOCK OUTSTANDING BEFORE THE OFFERING" on page 3.

SUMMARY FINANCIAL INFORMATION
-----------------------------

13.      REVISE THE DISCLOSURE TO ADDRESS THE FOLLOWING:

    o PROVIDE A HEADNOTE TO EXPLAIN WHAT THE DATA REPRESENTS, AND TO IDENTIFY THOSE SOURCES FROM WHICH YOU DERIVED THE INFORMATION,

                  The following headnote on page 4 has been provided:
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SECURITIES AND EXCHANGE COMMISSION
November 16, 2004
Page 5

                  "The following information was taken from Voyager One's financial statements since inception (June 28, 2002) to September 30, 2004 (unaudited) and the consolidated nine months ended September 30, 2004 (unaudited) and nine months ended September 30, 2003 (unaudited) appearing elsewhere in this filing. This information should be read in conjunction with such financial statements and the notes thereto. In management's opinion all adjustments (consisting of normal recurring items) considered necessary for a fair presentation have been included."

    o REMOVE THE "(CONSOLIDATED)" CLASSIFICATIONS FROM THE COLUMN TITLES AND INSTEAD PROVIDE A FOOTNOTE TO EXPLAIN WHAT IS INCLUDED IN THE INDIVIDUAL COLUMNS, AND

                  We have deleted the (Consolidated) classification and added the footnote in response to the staff's comment.

    o CONSIDER CONDENSING THE PRESENTATION, AS AN EXACT DUPLICATE OF THE FORMAT IN THE FINANCIAL STATEMENTS IS NOT REQUIRED. REFER TO ITEM 301 OF REGULATION S-K.

                  We have condensed the presentation in response to the staff's comment.

WE COULD FAIL TO ATTRACT OR RETAIN KEY PERSONNEL
------------------------------------------------

14.      PLEASE CLARIFY WHETHER YOU HAVE EMPLOYMENT CONTRACTS WITH YOUR KEY
         EXECUTIVES.

                  Voyager One has entered into employment contracts with John Lichter as Chief Executive Officer (Exhibit 10.16) and Sebastien Dufort (Exhibit 10.18) as President with an effective date of July 1, 2004. Voyager One has also entered similar agreements with all employees. The pertinent terms of the contracts include duration (but on an "at-will" employment basis), compensation and benefits, conflicting employment and protection of confidential information. The following disclosure now appears at the end of this risk factor on page 8:

                  "We have entered into employment contracts with Mr. DuFort and Mr. Lichter and have entered into similar agreements with all employees. All of these agreements are on an 'at will' basis meaning that these agreements can be terminated by our employees at any time. Our agreements with Messrs. DuFort and Lichter also provide for compensation and benefits."

THE MANAGEMENT AND DIRECTORS OF VOYAGER ONE HAVE A SIGNIFICANT . . . COMPANY
----------------------------------------------------------------------------

15.      PLEASE REVISE THE DISCLOSURE TO QUANTIFY THE SIGNIFICANT PERCENTAGE.

                  We have revised the first sentence of the last paragraph on page 9 as follows:

                  "John Lichter, our chief executive officer and director, beneficially owns 32.7 percent of the fully diluted number of shares of our common stock, and Sebastien DuFort, our president, acting chief financial officer and director, beneficially owns 32.7 percent of the fully diluted number of shares of our common stock. Together they beneficially own a total of 63.3 percent. The cited percentages of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and this information is not necessarily indicative of beneficial ownership for any other purpose. Under this rule, beneficial ownership includes any shares as to which each holder has sole or shared voting power or investment power and also any shares which the selling security holder has the right to acquire within 60 days."

WE MAY NOT BE ABLE TO EFFECTIVELY PROTECT OUR INTELLECTUAL PROPERTY . . .
-------------------------------------------------------------------------
SERVICES
--------

16. PLEASE ADD A RISK FACTOR THAT HIGHLIGHTS THE RISKS RELATED TO THE FACT THAT A SUBSTANTIAL PROPORTION OF THE VALUE OF YOUR TOTAL ASSETS IS ATTRIBUTABLE TO YOUR PATENTS, SUCH AS THE RISKS ASSOCIATED WITH ANY FUTURE REDUCTIONS IN THE CARRYING AMOUNT OF THOSE ASSETS, ETC.

SECURITIES AND EXCHANGE COMMISSION
November 16, 2004
Page 6

                  We added the following risk factor on page 11:

                  "A SUBSTANTIAL PORTION OF OUR ASSETS ARE ATTRIBUTABLE TO OUR PATENTS, AND THE VALUE OF THESE PATENTS COULD DECLINE IN THE FUTURE."

                  "Most of the value of our total assets derives from our patents. This will continue until we are able to generate revenues by selling products or collecting royalties from future licensing arrangements. We will not be able to generate revenues, if ever, until we commercialize our prototype. Accordingly, during the development stage of our company, the value of our common stock will depend largely on the value of our patents. The value of our patents could decline or otherwise fluctuate in value due to factors not within our control, such as the institution of litigation or other claims for infringement against us or accounting charges requiring us to reduce the carrying value of the patents over time."

WE HAVE NO MANUFACTURING CAPABILITIES AND LIMITED MANUFACTURING . . . DEVELOP
-----------------------------------------------------------------------------

17. PLEASE EXPAND THE DISCLOSURES IN YOUR BUSINESS SECTION TO DISCUSS THE MATERIAL TERMS OF THE AGREEMENT WITH THE MANUFACTURER OF THE CMOS SENSOR.

                  On page 34 we have added the following disclosure relating to our CMOS sensor manufacturer:

                  "In March 2004, we requested Fill Factory to manufacture and test limited quantities of CMOS sensors for our prototypes at a fixed rate per sensor with the net due in 30 days and a due date of June 15, 2004. We also requested them to update the software configurations test plan for wafer testing at a fixed rate with 50% payment upon issuance of the purchase order and 50% payment upon receipt of the test plan. These requests were made under two purchase orders. Fill Factory is currently in the testing phase."

WE MAY NOT SUCCESSFULLY EXECUTE OR INTEGRATE OUR ACQUISITIONS
-------------------------------------------------------------

18. PLEASE DISCUSS THE STATUS OF YOUR PLANS RELATING TO ADDITIONAL ACQUISITIONS.

                  We are not currently planning any additional acquisitions, and we have clarified this fact in this first full risk factor on page 12.

SELLING STOCKHOLDERS
--------------------

19. PLEASE SUPPLEMENTALLY ADVISE WHY YOU ASSUMED A CONVERSION PRICE OF $2.50 FOR PURPOSES OF DETERMINING THE NUMBER OF SHARES ISSUABLE UPON CONVERSION OF THE CONVERTIBLE DEBENTURES.

                  The $2.50 conversion price is based on our original working estimate of an anticipated opening trading price per share of our common stock. These estimates were a part of our earliest discussions with Cornell Capital in structuring the economics of our agreements with them. We recognize (and we recognized then) that we cannot predict with any certainty what the actual opening trading price of our common stock will be. Accordingly, before the table on page 15, we added the following disclosure:

                  "In order to provide an estimate as to the number of shares of our common stock that we would issue upon conversion of the convertible debentures described in the footnotes to the table below, we used a conversion price estimate of $2.50 per share. We do not know what the actual conversion prices will be. The actual conversion price will equal the lowest closing bid price of our common stock as listed on a principal market for the five (5) trading days immediately preceding the conversion date."
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SECURITIES AND EXCHANGE COMMISSION
November 16, 2004
Page 7

20. PLEASE TELL US WHY YOUR ASSUMPTIONS REGARDING THE CONVERSION PRICE OF THE CONVERTIBLE DEBENTURES ARE NOT CONSISTENT THROUGHOUT THE DOCUMENT. IT APPEARS FROM THE DISCLOSURE THAT YOU HAVE ASSUMED CONVERSION PRICES OF $2.50, $1.00 AND $0.25.

                  We have revised our disclosures throughout the prospectus to describe and use consistent conversion prices.

21. PLEASE TELL US WHETHER TREY RESOURCES IS A BROKER-DEALER OR AN AFFILIATE OF A BROKER-DEALER.

                  Trey Resources is neither a broker-dealer nor an affiliate of a broker-dealer.

SHARES ACQUIRED IN FINANCING TRANSACTION WITH VOYAGER ONE
---------------------------------------------------------

22. PLEASE SUPPLEMENTALLY ADVISE WHY YOU APPEAR TO HAVE ASSUMED A CONVERSION PRICE OF $0.50 PER SHARE FOR THE $740,000 IN CONVERTIBLE DEBENTURES ISSUED TO CORNELL CAPITAL.

                  The assumed conversion of $0.50 per share is consistent with the five times coverage required by Cornel Capital. Multiplying this conversion price by five equals $2.50 per share, which is our assumed opening price per share of our common stock.

23. PLEASE SUPPLEMENTALLY CONFIRM THAT YOU ARE NOT REGISTERING FOR RESALE AT THIS TIME THE SHARES UNDERLYING THE $740,000 CONVERTIBLE DEBENTURES ISSUED TO CORNELL CAPITAL.

                  We are not registering for resale the shares underlying the $740,000 convertible debenture issued to Cornell Capital at this time.

CONVERTIBLE DEBENTURES ISSUED IN CONNECTION WITH SECURITIES PURCHASE AGREEMENT
------------------------------------------------------------------------------

24. PLEASE DISCLOSE THE INTEREST RATE OF THE CONVERTIBLE DEBENTURES AND WHEN THE DEBENTURES BECOME DUE.

                  The $300,000 and $100,000 debentures issued on May 21, 2004, bear an interest rate of 5% and become due on May 21, 2007. On August 26, 2004 an additional 5% convertible debenture was issued for $125,000 which becomes due on August 26, 2007. We revised page 17, first paragraph accordingly.

25. PLEASE DISCLOSE THE EXERCISE PRICE OF THE WARRANTS TO BE ISSUED IF THE DEBENTURES ARE REDEEMED.

                  We have revised page 17 to add the following disclosure: "The exercise price of the warrants would equal 150% of the closing bid price of our common stock as of the date of the warrant. If our common stock is not quoted on a principal market on the date of the warrant, then the exercise price would be the lowest initial bid price of our common stock on the principal market as submitted by a market maker and approved by the NASD."

26. PLEASE SUPPLEMENTALLY ADVISE US AS TO THE NATURE OF ANY AFFILIATION BETWEEN CORNELL CAPITAL PARTNERS AND TREY RESOURCES.

                  We have revised page 17 to add the following disclosure:
                  "According to Cornell Capital, Trey Resources is not an affiliate or control person of Cornell Capital. Cornell Capital provides funding to Trey Resources primarily through a standby equity distribution agreement. This information was provided to us by Cornell Capital, but we have not independently investigated these facts."
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SECURITIES AND EXCHANGE COMMISSION
November 16, 2004
Page 8

27. PLEASE INCLUDE DISCLOSURE IN AN APPROPRIATE SECTION OF YOUR FILING DISCUSSING IN GREATER DETAIL THE RESTRICTIONS ON COMPENSATION RELATED TO "CERTAIN" AFFILIATES AND THE "CERTAIN LIMITED EXCEPTIONS" TO THOSE RESTRICTIONS. YOUR DISCLOSURES SHOULD INCLUDE, AMONG OTHER THINGS, THE IDENTIFIES OF THE REFERENCED AFFILIATES AND AN EXPLANATION OF THE "CERTAIN LIMITED EXCEPTIONS."

                  We have revised page 17 to add the following disclosure:

                  "The Amendment dated August 26, 2004 to the Securities Purchase Agreement dated May 14, 2004 also restricts us from making payments of compensation, salaries, management fees, commissions or any other similar remuneration on any notes, accounts payable or other obligations or liabilities owed to John Lichter, Quest Manufacturing (an entity controlled by John Lichter), Sebastien Dufort, and Castle Hill Advisory Group (an entity controlled by Sebastien Du Fort) or any person or entity that is an affiliate of any such person or entity until this registration statement has been effective for a period of at least 90 days. Further, during this period, we are restricted from spending no more than $2,000 in expenses (and reimbursement) for travel, entertainment and meals, except upon written approval of Cornell Capital."

SHARES ACQUIRED PRIOR TO THE ACQUISITION OF SILICON FILM TECHNOLOGIES, INC.
---------------------------------------------------------------------------

28. WE NOTE YOUR DISCLOSURE THAT THE SHARES ISSUED TO MR. ALAMI AND MS. HELLER WERE ISSUED AT $0.001 PER SHARE. BASED ON THAT DISCLOSURE, IT APPEARS THAT THE VALUE OF THE SERVICES PROVIDED BY MR. ALAMI WAS $267.00 AND THAT THE VALUE OF THE SERVICES PROVIDED BY MS. HELLER WAS $8.00. PLEASE REVISE THE DISCLOSURE TO CLARIFY THE NATURE OF THE SERVICES PROVIDED AND THE METHOD USED TO VALUE THOSE SERVICES.

                  On April 26, 2000, Ms. Alami was issued 600,000 shares at $0.001 for a total value of $600 for legal services provided in connection with the organization of the corporation whereupon she became a more than 10% shareholder in Voyager One. The value was determined as a flat fee based upon the type and ease of service. On February 19, 2004, Ms. Alami cancelled 432,800 of these shares leaving her with 167,200 shares whereupon she ceased to be more than a 10% shareholder in Voyager One. As a result of the 1.6 forward stock-split in April 2004, she was issued 100,320 additional shares. On April 26, 2000 Ms. Heller was issued a nominal 5,000 shares at $0.001 for a total value of $5.00 for secretarial services which were minimal. As a result of the 1.6 forward stock-split in April 2004, Ms. Heller was issued 3,000 additional shares.

DILUTION
--------

29. PLEASE TELL US SUPPLEMENTALLY WHY YOU ASSUMED AN OFFERING PRICE OF $1.25 PER SHARE FOR PURPOSES OF THESE DISCLOSURES. ALSO, REVISE THIS SECTION TO PRESENT DILUTION BASED ON A REASONABLE RANGE OF PRICES, INCLUDING PRICES THAT ARE LESS THAN $1.25. WE NOTE THE EXISTING RANGE OF PRICES ON PAGE 17 IS FROM $1.25 TO $2.50.

                  We have modified the disclosures throughout the prospectus to be consistent with an assumed opening trading price of $2.50 per share. In particular, we have revised the dilution tables to use a reasonable range of $2.50 per share (on the high end) to $0.50 per share (on the low end). We note that the low end of the revised range is also the assumed conversion price for the shares underlying the convertible debenture referred in our response to Comment 22, above.

STANDBY EQUITY DISTRIBUTION AGREEMENT EXPLAINED
-----------------------------------------------

30. IT APPEARS THAT THE REFERENCE IN THE FIRST FULL PARAGRAPH ON PAGE 21 TO $2.50 SHOULD BE TO $1.25. PLEASE REVISE OR ADVISE.

SECURITIES AND EXCHANGE COMMISSION
November 16, 2004
Page 9

                  The staff is correct; we have corrected the price per share to be $1.25.

31. PLEASE DISCUSS THE MATERIAL TERMS OF THE STANDBY EQUITY DISTRIBUTION AGREEMENT, INCLUDING THE PERMITTED USE OF PROCEEDS SET FORTH IN SECTION
         4.21 OF THE AGREEMENT AND THE OBLIGATION OF THE COMPANY TO OBTAIN AUTHORIZATION FOR THE QUOTATION OF ITS COMMON STOCK SET FORTH IN
         SECTION 6.2 OF THE AGREEMENT. ALSO, DISCUSS THE IMPACT ON THE COMPANY IF SUCH AUTHORIZATION IS NOT OBTAINED.

                  We have added the following disclosures to page 21:

                  "There are other important terms of the Standby Equity Distribution Agreement, including provisions restricting our use of the proceeds from the sale of convertible debentures under that agreement. The agreement provides that we cannot use these proceeds to pay or loan money for any judgment or other liability incurred by any of our officers, directors or employees (subject to limited exceptions for liabilities owed to such persons for services rendered, or if the judgment or other liability relates to services rendered to us or relates to an existing indemnity arrangement). In addition, we cannot issue or sell our common stock or convertible securities to unaffiliated third parties for below-market prices (generally, below a discount of 40% of the then-current bid price), and we cannot issue or sell such securities at any discount to the then-current bid price to certain affiliates.

                  "The Standby Equity Distribution Agreement requires us also to obtain authorization to have our common stock authorized for quotation on one of a limited number of principal trading exchanges or markets. We have applied for quotation on the Over-the-Counter Bulletin Board, which is a qualifying principal market under the agreement. If our common stock is not accepted for quotation on a qualifying principal market, we will not be able to execute our business plan, including the commercialization of our prototype product. Nevertheless, we would still be obligated to repay $740,000 that we have borrowed from Cornell Capital."

BUSINESS
--------

32. PLEASE CLARIFY WHY YOU BELIEVE THAT USERS WOULD DESIRE THE FUNCTIONALITY OF CONVENTIONAL AND DIGITAL PHOTOGRAPHY IN THE SAME CAMERA.

                  We have revised page 25 to clarify the functionality desire of conventional and digital photography in the same camera: "Some photographers prefer the use of film because they believe it provides a higher quality image and allows them to use equipment that they are accustomed to using including expensive lenses. However, based on the marketing and development of the first generation product, the `EFS-1,' we think many of them also desire to augment their film shooting with digital shooting for the convenience and instant image viewing that digital cameras allow without investing in additional, sometimes more expensive, camera equipment."

33. PLEASE DISCUSS THE MATERIAL TECHNICAL ADJUSTMENTS THAT WOULD HAVE TO MAKE TO A CONVENTIONAL CAMERA TO INCORPORATE YOUR PRODUCT.

                  We have revised page 25 to add the following material technical adjustment instructions:

                  "We believe our approach is novel in that our product design accommodates virtually all 35mm camera bodies by utilizing simple adjustments by the user. Our product consists of two major components, the module and the imaging sensor cartridge. The module attaches to the bottom of virtually all cameras using the standard tripod mounting thread. The module is expected to be adaptable to fit centered on virtually any camera body through the use of mechanisms to lock it in position. The imaging sensor cartridge, instead of film, is inserted in the film cavity inside the camera body. The image sensor cartridge will meet the cross section of minimum sizes

SECURITIES AND EXCHANGE COMMISSION
November 16, 2004
Page 10

                  of virtually all camera bodies so that one cartridge size can be used. A cable attached to the cartridge is routed through the seam in between the camera door and the camera body. The cable will also be easily adjustable by the owner to allow for the locking mechanism in the door seam resulting from minor variations in camera design. The user connects this cable to the module with a connector attached to the cable. Removing the imaging sensor cartridge from the camera will return it to a conventional film camera. The imaging sensor cartridge can be stored in the module when not in use in the camera body."

34. PLEASE DISCUSS IN GREATER DETAIL THE PROCESS OF THE ADJUSTMENTS, SUCH AS WOULD THE OWNER OF THE CAMERA MAKE THE ADJUSTMENTS OR WOULD THE OWNER SEND THE CAMERA TO YOU TO MAKE THE ADJUSTMENTS. CLARIFY THE DIFFICULTY, IF ANY, IN MAKING SUCH ADJUSTMENTS. ALSO, CLARIFY THE "NOVEL APPROACH" THAT CAN BE USED IN ALMOST ALL CAMERA BODIES BY ANY MANUFACTURER.

                  Please see our response to Comment 33, above.

INTELLECTUAL PROPERTY
---------------------

35. PLEASE DISCUSS THE DURATION OF YOUR MATERIAL PATENTS.

                  We have revised pages 26 and 27 to add the following material patents durations:

                  "Apparatus for operating a film camera-#5282040 Filed: August 25, 1995, Issued: January 25, 1994, Expires: May 7, 2011;

                  "An apparatus for electronic photography using a conventional film camera- #5452000: Filed: October 26, 1993, Issued:
                  September 19, 1995, Expires: May 7, 2011;

                  "An image sensor package with image plane references-#614389:
                  Filed: July 27, 1999, Issued: November 14, 2000, Expires: July 27, 2019

                  "System and method for operating an electronic film camera- #6370339: Filed: November 12, 1999, Issued: April 9, 2002,
                  Expires: November 12, 2019

                  "E-film cartridge with sensor avoidance feature-#639224:
                  Filed: July 14, 2000, Issued: May 21, 2002, Expires: July 14, 2020

                  "Our issued Hong Kong patent involves the following invention and design: Apparatus for operating a conventional film camera in an electronic mode HK1004077: Filed: April 15, 1998,
                  Issued: November 13, 1998, Expires: May 7, 2011

                  "We have one patent pending in Canada involving the following invention and design: Electronic photo album and method of film processing:
                  Application #2329723, Filed April 26, 1999"

36. WE NOTE THAT PAGE F-18 INDICATES THAT OVER 3 MILLION SHARES OF STOCK WERE ISSUED IN EXCHANGE FOR PATENTS DURING 2003. PLEASE REVISE YOUR DISCLOSURES ON PAGE 21 TO DISCUSS THE MATERIAL TERMS OF THE TRANSACTIONS IN WHICH YOU ACQUIRED THE PATENTS. PLEASE ALSO FILE COPIES OF ANY MATERIAL AGREEMENTS RELATING TO THOSE TRANSACTIONS AS EXHIBITS TO YOUR REGISTRATION STATEMENT. IN ADDITION, IF ANOTHER PARTY STILL OWNS THE PATENTS BUT HAS LICENSED OR OTHERWISE ASSIGNED ITS RIGHTS TO THE PATENTS TO YOU, THEN YOU SHOULD DISCUSS THE MATERIAL TERMS OF ANY LICENSE OR SIMILAR AGREEMENTS.

                  We have revised page 26 to add the following disclosures:

                  "In February 2003, Silicon Film Technologies, Inc., our wholly-owned subsidiary, purchased from Quest Manufacturing, Inc. (an entity controlled by John Lichter) all the non-cash

SECURITIES AND EXCHANGE COMMISSION
November 16, 2004
Page 11

                  assets and assumed one accounts payable of a now-bankrupt California company for a total purchase price of $1,158,250 pursuant to an Asset Purchase Agreement attached as Exhibit
                  2.2. Neither John Lichter, our chief executive officer, nor Sebastien DuFort, our president, were employees of the California company.

                  "The non-cash assets acquired in this transaction included plastic tooling, molds, metal tooling, software, intellectual property and licensing agreements. The only liability assumed was a payment of approximately $76,000 due Knobbe, Martens, Olson & Bear, LLP (KMOB), our predecessor's patent attorneys. The non-cash assets of the bankrupt California company were previously purchased and the account payable assumed by Quest Manufacturing, Inc. on February 2, 2002 through a bankruptcy court order. Pursuant to the Asset Purchase Agreement, Quest Manufacturing, Inc. received 15,365,000 shares of Class A Common Stock of Silicon Film Technologies, Inc. valued at $768,250 or $0.05 per share and was to be paid the sum of $70,000 by June 30, 2003 and the sum of $320,000 by December 31, 2004. The unpaid balance accrues interest at the rate of 6% per annum. Currently, the unpaid balance totals $305,000 without interest.

                  "All of the patents purchased from Quest Manufacturing, Inc. are the subject of assignments which conveyed all rights, title and interest in the underlying patents. Some of the patents are the subject of a licensing agreement between an unaffiliated third party, Itzchak Sapir, and the now-bankrupt California based company. Pursuant to the licensing agreement and amendment thereto, the inventor, Itzchak Sapir is to receive a royalty payment of 1.5% of all e-film sales.

                  Voyager One has also retained KMOB to maintain our current intellectual property rights relating to our EFS. They have followed an aggressive strategy of protecting our current intellectual property rights and are in the process of perfecting assignments of issued patents and trademarks that were purchased by Voyager One. Voyager One also intends to aggressively protect intellectual property created through our ongoing development efforts."

INTELLECTUAL PROPERTY LICENSING ARRANGEMENTS
--------------------------------------------

37. PLEASE IDENTIFY THE THIRD PARTY WHO HOLDS THE PATENTS BEING LICENSED UNDER THE LICENSING AGREEMENT.

                  Voyager One owns all rights, title and interest in the technology and intellectual property which is the subject of the royalty bearing licensing agreement and amendment thereto and assignment with Itzchak Sapir.

38. PLEASE FILE THE LICENSING AGREEMENT AS AN EXHIBIT TO THE REGISTRATION STATEMENT.

                  With this Amendment, we are filing the following as Exhibits:

                  License Agreement between Irvine Sensors Corporation and Itzchak Sapir dated October 7, 1997

                  Assignment Agreement between Irvine Sensors Corporation and Imagek, Inc. September 14, 1998

                  Assignment of Sapir Technology between Imagek, Inc. and Itzchak Sapir dated September 14, 1998

                  Letter dated March 26, 1999 from Imagek, Inc. to Itzchak Sapir amending License Agreement

                  Fourth Amendment to License Agreement dated September 14, 1998

SECURITIES AND EXCHANGE COMMISSION
November 16, 2004
Page 12

39. PLEASE CLARIFY THE RELATIONSHIP BETWEEN THE LICENSED PATENTS AND YOUR PLANNED PRODUCTS. FOR EXAMPLE, DO YOU EXPECT TO HAVE TO PAY THE ROYALTIES IN CONNECTION WITH SALES OF ALL OF YOUR PRODUCTS?

                  We own the technology and intellectual property underlying our electronic film system but are obligated, pursuant to a licensing agreement with Itzchak Sapir and amendment thereto, to pay royalties on all planned products which incorporate this system. Accessories such as batteries and cables do not have royalties attached to them.

COMPETITION
-----------

40. WE NOTE YOUR DISCUSSION OF THE ADVANTAGES OF YOUR PRODUCTS THROUGHOUT THIS SECTION. PLEASE CLARIFY THE BASIS FOR SUCH STATEMENTS IN LIGHT OF THE FACT THAT YOU ONLY HAVE A PROTOTYPE OF YOUR PRODUCT. PLEASE ALSO DISCUSS THE EXPECTED DISADVANTAGES OF YOUR PRODUCT.

                  We have revised pages 27-29 to add the following advantages and disadvantages:

                  "We base our statements on the marketing and research and development which began with the first generation product of our predecessors electronic film system, the `EFS-1,' and continues with our prototype for the second generation, the `EFS-4.'

                  "Our `EFS-4' prototype will use rechargeable lithium ion batteries, which will reduce consumable costs.

                  "Similarities with our EFS include the use of memory cards in order to shoot more than one set of images and the necessity of purchasing a new system in order to upgrade a camera's image resolution. Also, like our EFS, many digital SLR cameras have a field of vision multiplier greater than one. The field of vision multiplier is the magnification of the image. Film is valued at one. Since our sensor is thicker than film and must be placed in the film compartment, our imaging sensor must be smaller than a single frame of 35mm film thereby making our field of vision multiplier equal to 1.3. A field of vision multiplier greater than one can be considered a disadvantage to film purists because image size is not identical to film. While there are some digital SLR cameras with multipliers of one most equal our value of 1.3 or greater. However, the field of vision multiplier can also be considered an advantage to those who want more pseudo-magnification performance from their lenses. Since the imaging area is smaller than film, the image captured must be made larger to print the same size photo. This in effect "zooms" in the image by the filed of vision multiplier.

                  "Our products, by contrast, provide the flexibility and choice of conventional or electronic film formats, and deliver the benefits of digital imaging without the hassle, complexity, and cost of exchanging existing camera equipment. Our product design is unique in that it accommodates virtually all 35mm camera bodies by utilizing simple adjustments by the user. While the integration of our EFS device with a conventional 35mm SLR camera will add some bulk and weight to the camera body, it will be minimal. Our product consists of two major components, the module and the imaging sensor cartridge. The module attaches to the bottom of virtually all cameras using the standard tripod mounting thread. The module is expected to be adaptable to fit centered on virtually any camera body through the use of mechanisms to lock it in position. The imaging sensor cartridge, instead of film, is inserted in the film cavity inside the camera body. The image sensor cartridge will meet the cross section of minimum sizes of virtually all camera bodies so that one cartridge size can be used. A cable attached to the cartridge is routed through the seam between the camera door and the camera body. The cable will also be adjustable to allow for the locking mechanism in the door seam resulting from minor variations in camera design. The user would connect this cable to the module using a connector attached to the cable. Removing the imaging sensor cartridge from the camera will return it to a conventional film camera. The imaging sensor cartridge would be able to be stored in the module when not in use in the camera body.

SECURITIES AND EXCHANGE COMMISSION
November 16, 2004
Page 13

                  "We believe that the EFS will be a compelling product for the installed base of 35mm SLR camera owners who want to capture digital images because of our product's ability to deliver quality pictures and provide the user with the convenience of familiarity, the flexibility of choice, and functionality of quality at a reasonable price. We also believe that the EFS system cost will be significantly lower than the cost of the digital camera alternatives because the EFS system would allow users to forego the additional costs associated with digital cameras, including the cost of disposable batteries."

PRODUCT DEVELOPMENT
-------------------

41. PLEASE CLARIFY THE BASIS FOR YOUR APPARENT BELIEF THAT THERE WILL BE DEMAND FOR YOUR PRODUCTS.

                  We have revised page 32 to add the following basis for demand for our products:

                  "While we only have a prototype of the product we expect to commercialize, we expect to grow. Our growth expectations are based on the marketing and research and development which began with the first generation product of our electronic film system, the `EFS-1,' and continues with our prototype for the second generation, the `EFS-4.' Our predecessor's EFS-1 was the winner of the Photo Marketing Association-DIMA section's "Innovative Digital Product Award" in 2001. We believe recognition of our technology and continuing improvements support our expectations of growth.

                  "Notwithstanding our auditor's expression of doubt about our ability to operate as a going concern (see `Going Concern,' above), as well as the fact that we have no current revenues, we believe we will continue to operate and that our product will be marketable. Our beliefs regarding our ability to continue and grow operations are based in part on our target market demographics. The installed base of owners of 35mm SLR cameras represent a significant market segment. In 2003, 61 million U.S. households owned a 35mm camera, and 23 million U.S. households owned a 35mm SLR camera according to the 2004 Photo Marketing Association U.S. Consumer Photo Buying Report. From a review of the data, we estimate the installed base of 35mm SLR units worldwide is between 60 to 80 million. Estimated future sales also signify a growth in the installed base. A 2002 study by Imerge Consulting Group, LLC, forecasts
                  1.2 million new 35mm SLR units will be sold in North America in 2004, and almost 1.3 million units will be sold in 2005. According to the Imerge study, worldwide sales were forecast at almost 2.9 million units to be sold in 2004 and 3 million units to be sold in 2005.

                  "We do not yet have (or need) a significant sales staff, although we currently consult with one person focused on business development and sales. With an estimated 3 million 35mm SLRs entering the market each year, we also believe opportunities for co-branding and bundling exist. Our prices are expected to be competitive with add-on accessories such as lenses and high-end flash attachments.

                  "Conventional point and shoot camera sales have declined substantially, with digital point and shoot cameras taking up their market share, but 35mm SLR sales have held firm and have actually showed slight increases each year. Moreover, we believe the value of the EFS to 35mm SLR owners is to provide them with the benefits of digital imaging as a convenient option at a competitive cost without forcing them to give up the use of their cameras, lenses, and photo accessories which they are accustomed to using and for which they may have invested considerable expense."

42. PLEASE EXPAND THE LAST TWO PARAGRAPHS ON PAGE 25 TO DISCUSS THE MATERIAL TERMS OF THE AGREEMENTS WITH APPLIED COLOR, IDE, FILLFACTORY AND NUCORE.

                  We have revised page 34 to discuss the arrangements with Applied Color, IDE, Fill Factory and NuCore:

                  "Currently, two outsourced technical development companies have been under arrangements to work on the product development of the EFS-4. Applied Color Science, Inc. has been

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SECURITIES AND EXCHANGE COMMISSION
November 16, 2004
Page 14

                  engaged to assist in the development of the 4 mega-pixel sensor and related technologies due to their expertise in digital camera systems and image processing. In March and April 2004, we issued two purchase orders to Applied Color Science to build our 4 mega-pixel prototype for a flat rate per written estimated quote and an additional 20 hours of technical assistance at a fixed hourly rate, which includes the support of industrial design activities, the evaluation of sensor packaging, the preparation of specification requirements and the evaluation of feedback from Fill Factory, our CMOS sensor manufacturer. We do not have a formal written agreement with Applied Color Science. One of our former employees now works for Applied Color Science and rendered (on behalf of Applied Color Science) new product introduction support services to us. Applied Color Science invoices us monthly for these particular services which ended October 31, 2004.

                  "In February 2004, we entered into consulting services arrangements with IDE, Inc. under a project plan and budget estimate, to assist in the development of the industrial and mechanical design of the EFS-4. We selected IDE because of their familiarity with the EFS product family. The project plan calls for multiple phases with each phase estimated at a flat rate which includes design and engineering services, design models, prototypes and miscellaneous costs. The project began upon payment of a retainer which was to be applied to the total costs. After some work was completed on our prototype's design concept, we informally halted IDE's work on the project, and we anticipate substantially re-working the IDE project plan. We can cancel the project at any time upon written notice. Upon termination, we would be required to compensate IDE for services performed and cost of materials used or purchased prior to terminating as well as liquidated damages in the amount of two weeks of services at an agreed-upon rate.

                  "Additionally, two key suppliers, from which we do not have formal written agreements, have been selected to be the primary technology suppliers of the electronic components. Fill Factory, our selected image sensor supplier, develops, produces and markets innovative and high-performance CMOS image sensors, based on patented technologies and know-how built up over more than 15 years. In March 2004, we requested Fill Factory to manufacture and test limited quantities of CMOS sensors for our prototypes at a fixed rate per sensor with the net due in 30 days and a due date of June 15, 2004. We also requested them to update the software configurations test plan for wafer testing at a fixed rate with 50% payment upon issuance of the purchase order and 50% payment upon receipt of the test plan. These requests were made under two purchase orders. Fill Factory is currently in the testing phase.

                  "NuCORE Technology, Inc. has been selected as the image processor supplier since the company has substantial expertise in both analog and digital image processors. NuCORE provides complete development platforms based on its chips, as well as software component building blocks including a high-level software interface, and tools so that we can apply our own color science techniques and algorithms. In May 2004, we issued one purchase order to NuCore for a product development kit to evaluate their image processing chips per written quote at a one-time fixed fee. Payment for service was due upon receipt. We have made payment in full and subsequently received the development kit."

43. THE DISCLOSURE IN THE LAST TWO PARAGRAPHS OF THIS SECTION APPEARS TO CONFLICT WITH NEXT-TO-LAST RISK FACTOR ON PAGE 7 AND THE LAST RISK FACTOR ON PAGE 9. PLEASE ADVISE OR REVISE.

                  We agree that the original risk factor language appeared to imply that we do not yet have any third party manufacturers providing services to us. While it is true that we only have a prototype of our product and do not yet need a manufacturer to manufacture mass quantities of a commercialized product (although we expect we will need those services in the future), we do have third parties providing product development services for us, as noted in our response to Comment 42. We have revised the cited risk factors as well as the product development disclosures in order to clarify these facts.

SECURITIES AND EXCHANGE COMMISSION
November 16, 2004
Page 15

EXPENSES FOR THE THREE MONTHS ENDED JUNE 30, 2004; PAGE 29 & EXPENSES FOR THE
-----------------------------------------------------------------------------
YEARS ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------

44. PLEASE EXPAND THE DISCLOSURE ABOUT INCREASES IN EXPENSES TO QUANTIFY THE AMOUNTS TO THE EXTENT PRACTICAL, SUCH AS THE AMOUNT OF THE INCREASE FOR CONSULTING FEES, LEGAL FEES, FINANCING FEES AND PROFESSIONAL FEES. ALSO, EXPAND THE DISCLOSURE TO DESCRIBE THE SERVICES PROVIDED. IN ADDITION, DISCUSS THE MATERIAL TERMS OF SUCH AGREEMENTS, SUCH AS THE CONSULTING AGREEMENTS, AND FILE THE AGREEMENTS AS EXHIBITS.

                  The disclosures at page 37 have been revised to read as recopied below. These arrangements are documented with customary engagement letters.

                  "EXPENSES FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004

                  "The Company had no revenues for the three months ended September 30, 2004 and for the three months ended September 30, 2003. The Company is accounted for as a development stage company.

                  "Total operating expenses for the three months ended September 30, 2004 were $639,388 as compared to $75,223 for the three months ended September 30, 2003, an increase of $564,165. Total operating expenses for the nine months ended September 30, 2004 were $1,810,231 as compared to $136,482 for the comparative period in 2003, an increase of $1,673,749. The increases are due primarily to payroll and payroll taxes of $595,245, consulting and product development of $489,991, equipment rental, legal fees of $128,199, amortization and depreciation of $203,953, and a general increase in other expenses due to increased activity. Voyager One has incurred substantial expenses, including expenses for professional and other services in January and February of 2004 in connection with its acquisition of Silicon Film Technologies, Inc. Voyager One has incurred payroll, consulting, equipment rental and legal expenses in connection with its increased activity in engineering, intellectual property and product development activities. Voyager One has incurred significant legal, accounting and amortization expenses in connection with obtaining and the closing of external financing, primarily from Cornell Capital Partners. Voyager One has incurred substantial expenses, including expenses for payroll and professional, accounting and legal fees in the preparation of yearly and quarterly financial statements, registration statements and other regulatory compliance activities.

                  "EXPENSES FOR YEARS ENDED DECEMBER 31, 2003 AND 2002

                  "Net loss for the twelve months ended December 31, 2003 was ($689,481) compared to ($1,000) for the fiscal year ended December 31, 2002. Net cash provided from financing activities for the twelve months ended December 31, 2003 was $622,500 compared to $0 for the fiscal year ended December 31, 2002.

                  "The expenses before interest of $661,752 for the twelve months ended December 31, 2003 and $1,000 for the fiscal year ended December 31, 2002, resulted primarily from amortization of $122,305, consulting of $427,855, legal fees of $24,069, accounting fees of $9,158 and travel and entertainment of $27,818. Voyager One incurred significant consulting, legal and accounting fees in the preparation for and its acquisition of Silicon Film Technologies, Inc. and preparation of financial statements and other regulatory compliance activities.

FINANCIAL RESOURCES AND LIQUIDITY
---------------------------------

45. PLEASE DISCLOSE IN DETAIL HOW YOU USED THE PROCEEDS OF $400,000 AND HOW YOU INTEND TO USE THE REMAINING PROCEEDS OF $700,000. ALSO, CLARIFY WHETHER YOU INTEND TO PAY THE COMMITMENT FEE TO CORNELL IN CASH, STOCK, CONVERTIBLE DEBENTURES OR OTHERWISE.

SECURITIES AND EXCHANGE COMMISSION
November 16, 2004
Page 16

                  To date, we have received gross proceeds of $525,000. Upon our initial filing of the Form SB-2, we had received $400,000. We received an additional $125,00 after filing. We used the gross proceeds of $525,000 to retire a note payable, for payroll and corporate obligations. The remaining proceeds will be used for payroll and corporate obligations. The commitment fee of 10% has been and will continue to be paid proportionately in cash upon receipt of each disbursement of proceeds. We revised the first paragraph of page 39 accordingly.

46. PLEASE UPDATE THE DISCLOSURE ABOUT THE PROCEEDS RECEIVED SINCE THE ORIGINAL FILING OF THE REGISTRATION STATEMENT.

                  Please see our response to Comment 45, above.

EXECUTIVE COMPENSATION
----------------------

47. PLEASE PROVIDE THE COMPENSATION TABLE REQUIRED BY ITEM 402(B) OF REGULATIONS S-B.

                  We have added the summary compensation table to page 43.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN
-----------------------------------------------------------------

48. WE NOTE YOUR DISCLOSURE THAT NO OPTIONS HAVE BEEN GRANTED TO THE NAMED EXECUTIVE OFFICERS. WE ALSO NOTE THE DISCLOSURE ON PAGE F-20 ABOUT THE ISSUANCE OF 400,000 OPTIONS TO KEY EMPLOYEES IN APRIL 2004. PLEASE SUPPLEMENTALLY CONFIRM, IF TRUE, THAT NEITHER OF YOUR NAMED EXECUTIVE OFFICERS RECEIVED ANY OF THE 400,000 OPTIONS OR REVISE YOUR DISCLOSURE AS APPROPRIATE.

                  Neither of our named executive officers received any of the 400,000 options.

RELATED PARTY TRANSACTIONS
--------------------------

49. PLEASE FILE YOUR AGREEMENTS WITH RELATED PARTIES AS EXHIBITS TO YOUR REGISTRATION STATEMENT. FOR EXAMPLE, WE NOTE THE DISCLOSURE RELATING TO NOTES PAYABLE TO QUEST.

                  We added three new notes to RELATED PARTY TRANSACTIONS (beginning on page 45) since filing the original registration statement:

                  "On August 17, 2004, Voyager One issued an unsecured 6% $17,627.77 note payable with principal and interest due December 31, 2004 to Castle Hill Advisory Group. This note was issued in connection with the restructuring of accounts payable debt for management services rendered by Castle Hill Advisory Group. On November 1, 2004, the maturity date was extended to March 1, 2005 or ninety (90) days after the registration statement accompanying this prospectus has been declared effective by the SEC, whichever is later.

                  "On August 17, 2004, Voyager One issued an unsecured 6% $20,000.00 note payable with principal and interest due December 31, 2004 to Quest Manufacturing, Inc. This note was issued in connection with the restructuring of accounts payable debt for management services rendered by Quest Manufacturing, Inc. On November 1, 2004, the maturity date was extended to March 1, 2005 or ninety (90) days after the registration statement accompanying this prospectus has been declared effective by the SEC, whichever is later.

                  "On November 3, 2004, Voyager One issued an unsecured 6% $60,000 note payable to Castle Hill Advisory Group with principal and interest due sixty (60) days from November 5, 2004, the day when Voyager One received the borrowed funds."

SECURITIES AND EXCHANGE COMMISSION
November 16, 2004
Page 17

                  Exhibits added:

                  o        Equipment Sublease Agreement #1

                  o        Equipment Sublease Agreement #2

                  o        Equipment Sublease Agreement #3

                  o        Equipment Sublease Agreement #4

                  Short Term Promissory Notes:
                  ----------------------------

                  o        June 1, 2004 Castle Hill Advisory Group Note -
                           $60,000

                  o        June 1, 2004 Quest Manufacturing, Inc. Note - $60,000

                  o        July 1, 2004 Quest Manufacturing, Inc. Note - $80,000

                  o        August 4, 2004 Castle Hill Advisory Group Note -
                           $17,627.77

                  o        August 17, 2004 Quest Manufacturing, Inc. Note -
                           $20,000

                  o        November 3, 2004 Castle Hill Advisory Group Note -
                           $60,000

                  o        Asset Purchase Agreement dated February 1, 2003

50. PLEASE DISCLOSE WHETHER THE TERMS OF THE TRANSACTIONS IN THIS SECTION ARE AS FAIR TO YOU AS THEY WOULD HAVE BEEN IF ENTERED INTO WITH UNAFFILIATED PARTIES.

                  Please see the various changes we made on pages 46 and 47 describing our belief that these arrangements are on terms no less favorable that those that would be obtainable from an unaffiliated third party after arm's length negotiations. The pass-through leasing arrangements are essentially third-party arrangements.

FINANCIAL STATEMENTS
--------------------

STATEMENT OF CASH FLOWS
-----------------------

51. ISSUANCE OF COMMON STOCK FOR SERVICES AND FOR FINANCING APPEAR TO BE NON-CASH TRANSACTIONS AND WOULD NORMALLY BE REFLECTED AS AN ADJUSTMENT TO CASH USED IN OPERATIONS AND AS PART OF THE NON-CASH DISCLOSURES IN THE STATEMENT. REVISE AS APPROPRIATE, OR ADVISE US.

                  We have moved the "Issuance of common stock for services" and "Issuance of common stock for financing" to adjustments to reconcile net loss to net cash used in operating activities and as supplemental disclosures of non-cash items.

52. FINANCING ACTIVITIES INDICATE NOTES WERE ISSUED FOR $460,000 WITH $85,000 BEING REPAID DURING THE FISCAL YEAR 2003. THAT WOULD HAVE LEFT A BALANCE AT THE 2003 YEAR-END OF $375,000. DISCLOSURES IN NOTE 4 INDICATE THAT A NOTE FOR $390,000 WAS ISSUED TO QUEST AND THE BALANCE AT DECEMBER 31, 2003 WAS $305,000, WHICH AGREES WITH THE BALANCE SHEET. IN A SUPPLEMENTAL RESPONSE RECONCILE THESE DISCLOSURES

                  The difference of $70,000 is disclosed as required at the bottom of the statement of cash flows. Notes payable of $70,000 were converted into 1,400,000 shares of Class A Common Stock.

SECURITIES AND EXCHANGE COMMISSION
November 16, 2004
Page 18

NOTE - 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------------

INTANGIBLE ASSETS
-----------------

53. PLEASE EXPAND YOUR DISCLOSURES REGARDING "DEFINITE-LIVED" INTANGIBLE ASSETS TO:

   o REFERENCE SFAS 142 AND DISCUSS THE REQUIREMENT TO EVALUATE THE USEFUL LIVES OF THESE ASSETS, AND

                  We have expanded the footnote to the following:

                  "On November 1, 2002, the Company adopted SFAS No. 142, `Goodwill and Other Intangible Assets.' The new standard requires that goodwill and indefinite-lived intangible assets no longer be amortized. In addition, goodwill and indefinite-lived intangible assets are tested for impairment at least annually. These tests will be performed more frequently if there are triggering events. Impairment losses after initial adoption will be recorded as a part of income from continuing operations.

                  "Definite-lived intangible assets, such as patents, are amortized over their estimated useful lives. The Company continually evaluates the reasonableness of the useful lives of these assets. In accordance with SFAS No. 142, `Goodwill and Other Intangible Assets,' if a revision in the useful lives of these assets is deemed necessary, the remaining carrying amount of the intangible asset is amortized prospectively over the revised remaining useful life of the definite-lived intangible asset.

                  "Management periodically reviews the carrying value of acquired intangible assets that are being amortized to determine whether an impairment may exist. The Company considers relevant cash flow and profitability information, including estimated future operating results, trends and other available information, in assessing whether the carrying value of intangible assets being amortized can be recovered. If the Company determines that the carrying value of intangible assets will not be recovered from the undiscounted future cash flows of the acquired business, the Company considers the carrying value of such intangible assts as impaired and reduces them by a charge to operations in the amount of the impairment. An impairment charge is measured as any deficiency in the amount of estimated undiscounted future cash flows of the acquired business available to recover the carrying value related to the intangible assets that are being amortized."

   o     DISCUSS THE METHOD AND TIMING REQUIREMENTS

                  Please see our response (and new footnote disclosure) to the first part of the this Comment 53, above.

IMPAIRMENT OF LONG-LIVED ASSETS
-------------------------------

54. PLEASE EXPAND THE DISCLOSURES REGARDING "IMPAIRMENT OF LONG-LIVED ASSETS" TO DISCUSS THE METHOD AND TIMING REQUIREMENTS FOR IMPAIRMENT TESTING UNDER SFAS 144 GUIDELINES.

                  We have expanded this footnote as follows:

                  "Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such events or circumstances include, but are not limited to, a significant decrease in the fair value of the underlying business, a significant decrease in the benefits realized from an acquired business, difficulties or delays in integrating the business or a significant change in the operations of an acquired business. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to result from its use and eventual

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SECURITIES AND EXCHANGE COMMISSION
November 16, 2004
Page 19

                  disposition. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying value of the assets exceeds its fair value. If a readily determinable market price does not exist, fair value is estimated using discounted expected cash flows attributable to the assets. Assets to be disposed of are separately presented on the balance sheet and reported at the lower of their carrying amount or fair value less costs to sell, and are no longer depreciated. No impairment losses were recorded in 2003 and 2002."

NOTE - 4:  PATENT PURCHASES AND NOTE PAYABLE
--------------------------------------------

55. TELL US SUPPLEMENTALLY THE CIRCUMSTANCES SURROUNDING YOUR PURCHASE OF PATENTS, TRADEMARKS AND OTHER PROPERTY RIGHTS FROM YOUR CEO. TELL US HOW YOU DETERMINED THE VALUE OF THE PROPERTY ACQUIRED AS WELL AS THE VALUE OF THE STOCK ISSUED AS CONSIDERATION IN THE TRANSACTION. REVISE THE FILING TO DISCLOSE SIMILAR INFORMATION.

                  Please see our response to Comment 36, above.

NOTE - 7: COMMON STOCK
----------------------

56. EXPAND THIS NOTE TO DISCLOSE DETAILS FOR EACH OF THE ISSUANCES OF COMMON STOCK DURING FISCAL 2003.

                  We have expanded this footnote to include the following:

                  "On June 28, 2002, the Company issued 1,000 shares of Class A common stock for services rendered valued at $1,000.

                  "On January 1, 2003, the Company issued 44,100,480 shares of Class A common stock for its founders.

                  "On January 1, 2003, the Company issued 5,000,000 shares of Class B common stock for its founders.

                  "During the year ended December 31, 2003, the Company issued 4,950,000 shares of Class A common stock for $247,000 in cash proceeds.

                  "On February 1, 2003, the Company issued 15,365,000 shares of Class A common stock for patents valued at $768,250. (Note 4)

                  "On November 14, 2003, the Company issued 1,400,000 shares of Class A common stock in exchange for notes payable totaling $70,000.

                  "From May 27, 2003 through May 29, 2003, the Company issued 112,500 shares of Class A common stock in connection with financing valued at $5,625."

INTERIM FINANCIAL STATEMENTS
----------------------------

GENERAL
-------

57. AS APPROPRIATE, THE ABOVE COMMENTS SHOULD BE APPLIED TO THE INTERIM FINANCIAL STATEMENTS.

                  The interim financial statements have been revised in accordance with the staff's comment.

SECURITIES AND EXCHANGE COMMISSION
November 16, 2004
Page 20

58. SEPARATE FINANCIAL STATEMENTS AND NOTES FOR THE QUARTERS ENDED MARCH 31, 2004 AND JUNE 30, 2004 ARE NOT REQUIRED IN AN SB-2 REGISTRATION STATEMENT. PLEASE REVISE TO PROVIDE A BALANCE SHEET AS OF THE LATEST QUARTER INCLUDED WITH CUMULATIVE STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2004 AS REQUIRED BY REGULATION S-B.

                  Per Louis Canant of the SEC, the interim financial statements for the period ended September 30, 2004 have been included.

59. IN ADDITION, IN THE AMENDED SB-2 CONSIDER COMBINING THE INTERIM STATEMENTS WITH THE AUDITED STATEMENTS TO PROVIDE AN EASIER COMPARISON FOR THE READER

                  Per Louis Canant of the SEC, the interim financial statements for the period ended September 30, 2004 have been included.

NOTE - 1: BASIS FOR PRESENTATION AND NOTE-3 CAPITAL STOCK
---------------------------------------------------------

60. REVISE NOTE 1 TO PROVIDE THE DISCLOSURES REQUIRED BY SFAS 148 AND NOTE 3 TO PROVIDE DISCLOSURES REQUIRED BY SFAS 123.

                  Note 1 on page F-20 has been expanded to include the following:

                  "The Company has elected to follow APB Opinion No.25, Accounting for Stock Issued to Employee, in accounting for its employee stock options. Accordingly, no compensation expense is recognized in the Company's financial statements because the exercise price of the Company's employee stock option equals the market price of the Company's common stock on the date of the grant. If under Financial Accounting Standards Board Statement No. 123, Accounting for Stock Based Compensation, the Company determined compensation costs based on fair value at the grant date for its stock options, net earnings and earnings per share would not have been affected. (See note 3)."

                  Note 3 on page F-21 has been expanded to provide the following required disclosures under SFAS 123:

                  "On April 28, 2004, the Company issued stock options for 400,000 shares of post stock split common stock at $0.25 per share to key employees of the Company. No vesting period was required. The stock options expire in 2009. The Company does not have a stock-based compensation plan. The Company also issued a warrant to a financial consulting firm for 666,666 post stock split shares of its common stock at $0.25 per share exercisable after February 26, 2005. This warrant expires on February 26, 2010. These warrants were subsequently cancelled (see Note 8). The following table illustrates the pro forma effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock based employee compensation."

                           "Pro forma information under FAS 123 is as follows:

                                                              Nine months ended
                                                              September 30, 2004

                  Net income (loss) as reported               (1,897,739)

                  Add: Stock based employee
                  Compensation expense included
                  In reported net income, net of
                  Related tax effects                         -0-

SECURITIES AND EXCHANGE COMMISSION
November 16, 2004
Page 21

                  Deduct: Total stock-based
                  Employee compensation expense
                  Determined under fair value based
                  Method for all awards, net of related
                  Pro forma net income (loss)                 (1,897,739)
                  Basic loss per share:
                  As reported                                 (0.13)
                  Pro forma                                   (0.13)

                  Diluted earnings per share
                  As reported                                 (0.13)
                  Pro forma                                   (0.13)"

NOTES PAYABLE
-------------

61. WE NOTE THE INCREASES IN VARIOUS LINE ITEMS FOR NOTES PAYABLE IN THE INTERIM BALANCE SHEETS, AND ENTRIES IN CASH FLOW STATEMENTS PERTAINING TO THOSE NOTES. WE ARE UNABLE TO RECONCILE THE AMOUNTS IN THE BALANCE SHEETS WITH DISCLOSURE IN CASH FLOW STATEMENTS AND DISCUSSION IN THE NOTES. PLEASE REVISE THE FINANCIAL STATEMENTS AS NECESSARY TO CLEARLY DESCRIBE THE VARIOUS TRANSACTIONS THAT RESULTED IN THE INCREASES IN NOTES PAYABLE ACCOUNTS IN THE BALANCE SHEET.

                  All increases in the various line items for notes payable in the interim balance sheet have been disclosed in the statement of cash flows under cash flows from financing activities and supplemental disclosure of cash flow information and in the accompanying footnotes.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES
------------------------------------------------

62. WE NOTE THAT YOUR DISCLOSURES IN THIS SECTION DO NOT APPEAR TO INCLUDE ALL SECURITIES ISSUED DURING THE PAST THREE YEARS AS REFLECTED ON PAGE F-18. PLEASE REVISE TO INCLUDE THE DISCLOSURES REQUIRED BY ITEM 701 OF REGULATION S-B WITH RESPECT TO ALL ISSUANCES OF UNREGISTERED SECURITIES DURING THE PAST THREE YEARS.

                  All securities issued in the past three years have now been included in this section.

63. PLEASE REVISE TO IDENTIFY BY NAME OR BY CLASS THE PURCHASERS OF ALL SECURITIES ISSUED IN EACH TRANSACTION DESCRIBED IN THIS SECTION. WE NOTE, FOR EXAMPLE, THAT YOU HAVE NOT IDENTIFIED THE PURCHASERS OF THE CONVERTIBLE NOTES ISSUED DURING THE FIRST QUARTER OF 2004.

                  Our revisions to this section now include identification of the securities purchasers.

64. PLEASE REVISE TO IDENTIFY THE NUMBER OF INVESTORS WHO ACQUIRED SECURITIES IN CONNECTION WITH THE REVERSE ACQUISITION OF SILICON FILM TECHNOLOGIES. PLEASE ALSO EXPLAIN HOW YOU ENSURED THAT EACH OF THOSE PERSONS HAD ACCESS TO SUFFICIENT INFORMATION REGARDING VOYAGER ONE TO MAKE AN INVESTMENT DECISION AND THE BASIS FOR YOUR BELIEF THAT ALL OF THOSE PERSONS WERE "ACCREDITED INVESTORS" AND "OTHERWISE HAD THE REQUISITE SOPHISTICATION TO MAKE AN INVESTMENT" IN VOYAGER ONE'S COMMON STOCK.

                  In the paragraph on page II-2 that discusses the reverse acquisition, we disclose that 39 investors acquired our common stock in this transaction. At the end of the same paragraph, we added the following disclosure:

                  "The registrant delivered to the 39 investors who acquired its common stock through this acquisition a copy of the business combination agreement and an investment representation letter (which they executed). From this delivery and the representation letter, the registrant assured itself that investors had access to sufficient information to make an investment decision and that the investors were accredited investors and otherwise had the requisite sophistication to make an investment in registrant's common stock."

SECURITIES AND EXCHANGE COMMISSION
November 16, 2004
Page 22

EXHIBIT 5.1 - LEGAL OPINION
---------------------------

65. PLEASE ELIMINATE THE SECOND-TO-LAST PARAGRAPH OF THE OPINION AS STATED THAT PARAGRAPH APPEARS TO REPRESENT AN IMPERMISSIBLE RESTRICTION AGAINST RELIANCE ON THE OPINION BY INVESTORS.

                  This paragraph has been deleted in response to the staff's comment.

66.      WE NOTE THAT THE OPINION IS LIMITED TO "THE LAWS OF THE STATE OF NEVADA
         IN EFFECT O THE DATE HEREOF ...." PLEASE NOTE THAT IF YOU ELECT TO
         RETAIN THIS QUALIFYING LANGUAGE, YOU WILL NEED TO FILE A REVISED OPINION DATED APPROXIMATELY AS OF THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

                  Nevada counsel and the company have elected to retain the qualification; accordingly, the company will cause to be filed a revised opinion dated approximately as of the effective date of the registration statement.

67. WE NOTE THAT SOME OF THE SHARES BEING REGISTERED ARE ALREADY ISSUED AND OUTSTANDING AND THAT THE REMAINING SHARES HAVE NOT YET BEEN ISSUED. PLEASE REVISE THE LEGAL OPINION SO THAT COUNSEL'S OPINION WITH RESPECT TO THE ISSUED AND OUTSTANDING SHARES IS NOT QUALIFIED BY THE PHRASE "WHEN AND TO THE EXTENT ISSUED AND SOLD IN ACCORDANCE WITH THE REGISTRATION STATEMENT".

                  Pursuant to the staff's request, we have eliminated the qualification "...when and to the extent issued and sold in accordance with the Registration Statement..." from the legal opinion.

                                      * * *

Please call the undersigned at (847) 784-2170 or Aaron S. Kase at our office at
(312) 476-7524 if you desire additional information with respect to, or have any questions regarding, the matters set forth herein.

Very truly yours,


/S/ PHILIP E. RUBEN

Philip E. Ruben

cc:  Examiner - Tom Jones